"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

02055654

02 NOV -4 AM 10:

Reference:
Rune Helland, VP Investor Relations, Tel. +47 22 54 44 11
Erik Thuestad, AVP Investor Relations, Tel. +47 22 54 44 25

SUPPL

Date: 23.10.2002

ORK – Trade subject to notification

Orkla's Financial Investments area has on 23 October 2002 bought 275,500 shares in Elkem ASA at a price of NOK 180 per share. After this transaction Orkla including subsidiaries owns 18,849,822 Elkem shares, representing 38.3% of the share capital.

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

P

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